March 1, 2013

VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:          Banco Santander (Brasil) S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 6-K filed October 25, 2012
File No. 001-34476

Dear Ms. Hayes:

On behalf of Banco Santander (Brasil) S.A.. (“Santander Brasil” or the “Bank”), I hereby submit Santander Brasil’s responses to certain of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 28, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander Brasil. This letter is furnished in addition to the response letter furnished by the Bank on February 15, 2013 in response to the Staff’s comments numbered 1, 2, 5, 6, 9, 13, 16, 26, 27 and 33 .I respectfully advise the Staff that the Bank continues to analyze certain other comments provided by the Staff and the responses set forth herein constitute a partial response to your letter dated December 28, 2012.  The Bank will provide responses for the remaining comments not addressed in this letter and its prior letter as soon as possible.

I set forth below our responses to each of the Staff’s comments numbered 7, 8, 10-12, 14, 18-20, 23-25, 28-32 and 34-38, indicating each comment in boldface text with our response below. All references to page numbers in Santander Brasil’s responses are to pages in the filed version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our Annual Report on Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Asset Management and Insurance, page 31

7. We note that the sale of Santander Seguros S.A. occurred in October 2011 and your disclosure that products issued by Santander Seguros represented almost 91% of your insurance premiums in 2011. We also note your statement on page 23 that you are entitled to receive fees approximately equal to the fees you received prior to the sale of Santander Seguros. However, you disclose on page 132 a decline in results for your asset management and insurance segment during the fourth quarter of 2011 as a result of the sale of Santander Seguros. Please clarify the apparent discrepancy between your disclosure on pages 23 and 132, and revise where appropriate to further explain or quantify the impact of your sale of Santander Seguros on your operations and performance, including, if applicable, how this transaction is expected to cause your historical results to not be indicative of future operating results or performance.

Response

We acknowledge the Staff’s comment and we would like to clarify that where we mention on Page 31 that “products issued by Santander Seguros represented almost 91% of our insurance premiums in 2011,” we mean to indicate that the Bank sells insurance products of insurance companies other than Santander Seguros (now named Zurich Santander Brasil Seguros e Previdência S.A.), though the Bank’s sales of insurance products do tend to be concentrated in products offered by Santander Seguros (hence, the 91% in 2011 mentioned above).

On page 23 when we mention that “we are entitled to receive fees approximately equal to the fees we received prior to the sale of Santander Seguros”, we refer to the commissions that we received on sale of insurance products by our branches (which are part of our Commercial Banking segment) and insurance broker (which are part of our Asset Management and Insurance segment), which are approximately the same prior to the sale of Santander Seguros to ZS Insurance and, we continued to concentrate our sales of insurance products among those offered by Santander Seguros, receiving similar commissions to those we had received prior to such sale.

With respect to the decrease in results for the asset management and insurance segment during the fourth quarter of 2011 as a result of the sale of Santander Seguros (mentioned on page 132) in 2011 in comparison with 2010, we would like to clarify that beginning in the fourth quarter of 2011, we no longer consolidated the results of operations of Santander Seguros due to the sale, and therefore, the overall results in this segment declined. Nevertheless, we continue to receive commissions (which are reflected in our Commercial Banking segment) after the sale of Santander Seguros, similar to the commissions we received prior to such sale, because of the arrangements between our commercial branches and the insurance companies (including Santander Seguros) to continue selling their products.

On a consolidated basis, we do not expect the sale of Santander Seguros to have a material impact on our future operating results or performance.

We will revise our disclosure in future filings to clarify this matter as follows:

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$835 million, a 0.4%, or a R$3 million, increase from R$832 million for the year ended December 31, 2010. The result was affected by a decline of insurance segment results during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance. The main variations included:

8. We also note your disclosure on page 129 of an increase in the commissions paid by your insurance business to your commercial banking segment. Please revise to explain how your insurance activities affect your commercial banking segment and your asset management and insurance segment.

Response:

We acknowledge the Staff’s comment and we would like to clarify that because a certain portion of sales of insurance and capitalization products is made through our branches (which are part of our Commercial Banking segment), we have entered into agreements with insurance and capitalization companies, whose products we sell whereby our branches receive commissions for sales of such insurance and capitalization products. In 2011, the agreements between the insurance and capitalization companies and our Commercial Banking segment were amended, increasing the rate of commissions to be paid to our Commercial Banking segment. The commissions under these agreements continue to be in force following the sale of Santander Seguros in the fourth quarter of 2011, however, as mentioned above (in question 7), we do not expect the sale of Santander Seguros to have a material impact on our future operating results or performance.

We will revise our disclosure in future fillings to clarify this matter as follows:

As regards 2012 compared to 2011:  There was no significant variation in commissions paid by Asset Management and Insurance segment in 2012, and net fee and commission income for 2012 was stable.

“Asset Management and Insurance Segment

Net fee and commission income

Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2012 totaled R$xxx million, a xxx%, or R$xxx million decrease from R$x million for the year ended December 31, 2011.”

As regards 2011 compared to 2010:

“Asset Management and Insurance segment

Net fee and commission income

“Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$351 million, a 15.2%, or R$63 million decrease from R$414 million for the year ended December 31, 2010. This decrease is mainly due to the increase in the rate of sales commissions paid to our commercial branches and resultant increase in net fee and commission income in our Commercial Banking segment, due to a revision in the sales commission contract between our own insurance and capitalization companies that resulted in a corresponding decrease in net fee and commission income that had previously been (recorded in our Asset Management and Insurance segment. This commission paid to our Commercial Banking is in connection with their sales of insurance and capitalization products.”

Changes in Impaired Assets, page 63

Commercial, financial and industrial, page 64

10. We note your disclosure that non-performing assets in commercial, financial, and industrial loans on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010, mainly due to an increase in lending in the commercial, financial, and industrial loan category. You disclose on page 59 that this loan portfolio grew from R$78.1 billion to R$94.9 billion or by 21.5% year over year. As such, it does not seem that the portfolio growth of 21.5% accounts for the whole increase of 34.0% in nonperforming loans in this category. Please tell us and revise your disclosure in future filings to address the following:
•
Discuss the underlying reasons for the increase in your non-performing assets in commercial, financial, and industrial loans, including the factors contributing to the deterioration in credit quality of this portfolio.

•	Describe the extent to which you have revised your underwriting standards for this loan portfolio during the periods presented.

•	Discuss the trends experienced in the credit quality for the more recent vintage loans in this portfolio.

•
You disclose on page 125 that the increase in non-performing assets in this portfolio was “expected” and “was in line with market trends.” More clearly explain why the significant increase in nonperforming assets was expected for this loan category and why you believe the increase was in line with market trends. Identify the market trends to which you are referring, and discuss your expectations of the impact these trends will have on your credit losses.

•
To the extent that newly originated loans in this portfolio are becoming non-performing assets more quickly than you have experienced in comparable historical periods, discuss how you are adjusting your allowance estimation methodology accordingly to capture these trends. As part of your response, specifically address the fact that the coverage ratio for this loan category has declined steadily over the last few years and why you believe the reduction in coverage ratio is appropriate.

•	Discuss how you captured the acceleration of nonperforming loans combined with the lengthy charge-off periods when determining your best estimate for the allowance.

Response:

We acknowledge the Staff’s comment and recognize that the 21.5% growth in the Bank’s commercial, financial and industrial loan portfolio does not fully explain the 34.0% increase in non-performing assets in this category.  The following response addresses each point raised in the bulleted list above.

In addition to the growth in our commercial, financial and industrial loan portfolio, unfavorable economic conditions also contributed to the increase in non-performing assets in this portfolio.  Many of our borrowers, specifically industrial borrowers focused on production for retail sales, exhibited an increased appetite for borrowings in 2010 and 2011 primarily to fund expansion of their manufacturing capabilities with the expectation of favorable economic conditions.

However, the retail sector was adversely affected in 2011 due to a number of economic measures adopted by the Brazilian government, as described in the 20-F under “Risk Factors—Risks Relating to Brazil— Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.”  As a result of these measures, production costs for these industrial borrowers (and others) increased, which costs were not fully reflected in their product pricing, which reduced these borrowers’ profitability and their capacity to service their loans.

To avoid increases in non-performing assets, the Bank took a number of actions, such as readapting the limits of new loans  and requiring higher level of collateral on new loans. The Bank also revisited its collection practices to evaluate borrowers’ cash flows to more closely align such cash flows with installment plans for outstanding loans, especially offering to our borrowers the chance to restructure their debts through renegotiation.

In spite of the measures taken by the Bank in its loan underwriting standards, the 2011 vintage of commercial, financial and industrial loan portfolio demonstrated have higher default rate when compared with the 2010 vintage in large measure due to the economic factors and measures adopted by the Brazilian government described above.

The increase in the Bank’s non-performing assets was indicative (if slightly more pronounced) of increases observed across the Brazilian financial system.  According to Brazilian Central Bank  the default rate in commercial, financial and industrial loan portfolio increased from 3.5% in 2010 to 3.9% in 2011 (an increase of 37 basis points), a trend similar to the default rate increase experienced by the Bank from 4.6% in 2010 to 5.0% in 2011 (an increase of 47 basis points).  As a result of the increase in the default rate, the Bank recognized additional provisions for loan losses on this category.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

The Bank’s loan loss allowance methodology is developed to fit its risk metrics and capture loans that could potentially become impaired.  Though the Bank’s coverage ratio for this loan portfolio decreased from 91.9% in 2010 to 78.5% in 2011, the Bank believes such lower coverage ratio remains adequate within its risk profile because a higher proportion of the loans originated in 2011 have higher level of collateral as required in the Bank’s revised its underwriting standards as described above, which therefore requires a lower level of coverage ratio.

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2011 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

We will revise our future disclosure to more clearly describe the trends underlying the increase in the Bank’s non-performing assets in commercial, financial and industrial loan portfolio on December 31, 2011 as compared to December 31, 2010 and we will use the same approach in our future disclosure for Bank’s non-performing assets in commercial, financial and industrial loan portfolio on December 31, 2012 as compared to December 31, 2011,  as well as any increases or decreases in subsequent periods, as shown below:

“Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans portfolio on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010, mainly due to unfavorable economic conditions ~~that contributed to the increase of non-performing in this category~~.

During the year, many of our borrower clients, specifically industrial clients focused on production for retail sales, exhibited an increased appetite for borrowing with the expectation of favorable economic conditions.  However, the retail sector was adversely affected in 2011 due to a number of economic measures adopted by the Brazilian government during this period, (as described in the 20-F under “Risk Factors—Risks Relating to Brazil— Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.”)  As a result of these measure, production costs for these industrial clients (and others) increased, which costs were not fully reflected in their product pricing, which reduced these clients’ profitability and their capacity to service their debt obligations.

In spite of the measures taken by the Bank such as enhancing its loan underwriting standards, the 2011 vintage commercial, financial and industrial loans demonstrated worse performance when compared with the 2010 vintage in large measure due to the economic factors and measures adopted by the Brazilian government described above.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD”(the probability of the borrower failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2011 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described,  which therefore requires a lower level of provisioning.”

Installment loans to individuals, page 64

11. We note your disclosure that non-performing assets in installment loans to individuals increased R$2,856 million, or 58.7%, at December 31, 2011 compared to December 31, 2010. You also disclose that this figure was adversely influenced by an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio. Given the significant increase in your non-performing assets in this loan portfolio, please tell us and revise your disclosure in future filings to address the following:
•
Discuss how interest rates, inflation, and measures implemented by the Brazilian Central Bank have impacted your non-performing assets in this portfolio. More clearly identify the impact you expect these measures will have on your credit quality and credit losses, and discuss any measures you have taken to mitigate the unfavorable impact of these measures.

•
In addition, based on your disclosures on page 59, this loan portfolio grew by 26.9% year over year. As such, revise this section to discuss the appearance that the nonperforming assets in this loan category are accelerating faster than the portfolio itself.

•	Identify the extent to which you have revised your underwriting standards for this loan category.

•
To the extent that newly originated loans in this portfolio are becoming non-performing assets more quickly than you have experienced in comparable historical periods, discuss how you are adjusting your allowance estimation methodology accordingly to capture these trends. As part of your response, specifically address the fact that the coverage ratio for this loan category has declined steadily over the last few years and why you believe the reduction in coverage ratio is appropriate.

•	Discuss how you captured the acceleration of nonperforming loans combined with the lengthy charge-off periods when determining your best estimate for the allowance.

Response:

We acknowledge the Staff's comment and we would like to clarify that, prior to 2010, consumer credit had not been accessible to many Brazilian families.  Beginning in 2010, consumer credit (especially personal loans, credit cards and payroll loans) was much more widely accessible to Brazilian families, due to a significant reduction in social and regional inequalities (in the last 10 years , nearly 42 million of Brazilian had access to banking system), and increased purchasing power for Brazilian families; which led many Brazilian families to assume a high level of household debt, in large part due to lack of experience in managing credit.  Combined with high interest rates and inflation, the increased availability of consumer credit resulted in higher rate of customer defaults.

In response to the increasing level of household debt and in an attempt to compensate for consumers’ lack of experience in managing personal credit, the Brazilian Central Bank implemented a number of measures in 2011 intended to limit or control the level of household debt, mainly related to the requirement of a minimum of 20% payment of the outstanding monthly balance on credit cards incurred after December 1, 2011, while maintaining the minimum payment requirement at 15% of the outstanding monthly balance incurred prior to such date. However, this and other measures had the opposite effect from what was intended by the Brazilian Central Bank, contributing to a rise in borrower default. See “Risk Factors—Risks Relating to Brazil—Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business” in our Form 20-F.

As a result, the Bank has implemented the following measures to manage this situation:

•
Readapted the limits for concessions  to new customers, in order to improve the credit quality of Bank’s loan portfolio; Developed new lending models with better predictive scoring, in order to avoid future rise in borrower delinquency; and

•
Initiated recovery campaigns targeted toward delinquent customers to offer adjusted lending terms, such as favorable condition of renegotiation, to meet their payment obligations on terms appropriate for their economic circumstances. In addition, new training programs were offered for our recovery teams, in order to increase our capacity and effectiveness with the recovery process.

The Bank's loan loss allowance methodology is developed to fit its risk metrics and account for loans that could potentially become impaired. Though  the Bank's coverage ratio decreased from 115.3% in 2010 to 92.0% in 2011, the Bank believes such lower coverage ratio remains adequate within its risk profile because the Bank has focused on receivables generally secured by guarantees and has revised its underwriting standards as described above to focus on receipt of additional credit enhancements for outstanding loans, which therefore requires a lower level of coverage ratio

Finally, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

As requested, we will revise our disclosure of non-performing assets in installment loans to individuals to more fully discuss the underlying economic and business trends that led to any increases or decreases in this item in 2011 and in subsequent periods, as follow:

“Installment loans to individuals

Non-performing assets in installment loans to individuals increased R$2,856 million, or 58.7%, at December 31, 2011 compared to December 31, 2010.  This figure was adversely influenced by a high level of household debt of Brazilian families, in large part due to lack of experience in managing credit, an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD”(the probability of the borrower failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if ether the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2011 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described,  which therefore requires a lower level of provisioning.”

12. In this regard, we note that you have not disclosed any potential problem loans. To the extent that you have loans in your portfolio that are not otherwise disclosed but where known information about possible credit problems of borrowers cause you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms, please disclose the nature and extent of those loans. Refer to Item III.C.2 of Industry Guide 3. Otherwise, please confirm that you have none.

Response:

We respectfully inform the Staff that we do not believe the Bank has any loans where credit problems by borrowers cause us to have serious doubts about the ability of borrowers to comply with repayment terms because the Banks has already classified any potential problem loans as impaired.

Impairment Losses on Financial Assets (Net), page 123

14. We note your disclosure of the increase in non-performing loans, in dollar value and as compared to computable credit risk. Please provide additional explanation regarding this increase. For example, tell us how increases in non-performing loans in commercial, financial, and industrial loans were “in line with market trends” or why non-performing loans grew by a greater percentage than your loan portfolio. Also, discuss the reason for the decrease in your coverage ratio.

Response:

As described in our response to comment 10 above, in addition to the growth in commercial, financial and industrial loan portfolio, unfavorable economic conditions also contributed to the increase in non-performing loans in this category.  Many of our borrowers, specifically industrial borrowers focused on production for retail sales, exhibited an increased appetite for borrowing in 2010 and 2011 with the expectation of favorable economic conditions.  However, the retail sector was adversely affected in 2011 due to a number of economic measures adopted by the Brazilian government during this period, as described in the 20-F under “Risk Factors—Risks Relating to Brazil— Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.”  As a result of these measure, production costs for these industrial clients (and others) increased, which costs were not fully transferred in their product pricing, which reduced these clients’ profitability and their capacity to meet their debt obligations.

To avoid increases in borrower default rates, the Bank took a number of actions, including setting credit limits and requiring additional credit enhancements for new concessions of credit.  The Bank also revisited its collection practices to evaluate clients’ cash flows to more closely align such cash flows with installment plans for outstanding financings.

In spite of the measures taken by the Bank in its credit underwriting standards, the vintage of 2011 demonstrated worse performance when compared with the vintage of 2010.

The Bank’s increase in non-performing assets was indicative (if slightly more pronounced) of increases observed across the Brazilian financial system.  According to Brazilian Central Bank the default rate in commercial, financial and industrial lending increased from 3.5% in 2010 to 3.9% in 2011 (an increase of 37 basis points), a trend similar to the default rate increase experienced by the bank from 4.6% in 2010 to 5.0% in 2011 (an increase of 47 basis points).  As a result of the increase in the default rate, the Bank has made an increase in provisions for loans related to this category, which will be shown in the Bank’s 2012 20-F.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD”( the probability of the borrower failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if ether the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

The Bank’s loan loss allowance methodology is developed to fit its risk metrics and capture loans that could potentially become impaired.  Though the Bank’s coverage ratio decreased from 91.9% in 2010 to 78.5% in 2011, the Bank believes such lower coverage ratio remains adequate within its risk profile as the Bank  has  focused on receivables generally secured by guarantees and  has revised its underwriting standards as described above to focus on receipt of additional credit enhancements for outstanding loans,    which therefore requires a lower level of provisioning.

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2011 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described,  which therefore requires a lower level of provisioning.

We will revise our future disclosure to more clearly describe the trends underlying the increase in the Bank’s non-performing assets in commercial, financial and industrial loans on December 31, 2011 as compared to December 31, 2010 as well as any increases or decreases in subsequent periods, as shown below:

“Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans portfolio on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010.  ~~Commercial, financial and industrial credit portfolio increased by 21%,~~ mainly due to an unfavorable economic conditions ~~that contributed to the increase of non-performing in this category.~~

During the year, many of our borrower clients, specifically industrial clients focused on production for retail sales, exhibited an increased appetite for borrowing with the expectation of favorable economic conditions.  However, the retail sector was adversely affected in 2011 due to a number of economic measures adopted by the Brazilian government during this period, (as described in the 20-F under “Risk Factors—Risks Relating to Brazil— Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.”)  As a result of these measure, production costs for these industrial clients (and others) increased, which costs were not fully reflected in their product pricing, which reduced these clients’ profitability and their capacity to meet their debt obligations.

In spite of the measures taken by the Bank such as enhancing its loan underwriting standards, the 2011 vintage commercial, financial and industrial loans demonstrated worse performance when compared with the 2010 vintage in large measure due to the economic factors and policies adopted by the Brazilian government described above.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD”( the probability of the counterparty failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses. ~~Prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our provisions fully cover or losses.~~

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A default means loans becoming past due by ninety days or more and cases in which the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2011 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described,  which therefore requires a lower level of provisioning.”

18. We note your disclosure on page 36 that you issue inflation-index linked installment mortgages. In addition, on page 122, you disclose that administrative expenses increased by R$1,142 million mainly due to labor cost increases tied to inflation, and the expansion of your branch network. These labor costs appear to be related to your collective bargaining agreement that requires certain adjustments in fixed and variable income linked to the official consumer price inflation index (IPCA). Elsewhere, you cite the unfavorable impact of inflation and interest rates on your credit quality and credit losses. Please revise your disclosure in future filings to discuss the types of contracts that include inflation-linked adjustments and how you manage inflation risk. In addition, disclose the impact of inflation risk on your financial position, results of operations and liquidity, including the impact of any contracts that you enter into that specifically contemplate or are linked to inflation risk. Provide a quantitative and qualitative discussion of the impact that inflation and interest rates have on your credit quality and credit losses.

Response:

We acknowledge the Staff’s comment and we would like to clarify that we did not describe our mortgage product offering accurately. We currently offer fixed rate mortgage products but not mortgages linked to inflation. In addition, our inflation-linked assets represents less than 0.5% of our total assets, so we believe the direct effect of inflation on our results of operations or liquidity is not significant. With respect to the Bank’s operating expenses, inflation has a direct impact on personnel and administrative expenses, so, as suggested, we will include a quantitative analysis in our next 20F.

The effect of inflation on credit quality is indirect. Inflation affects Brazilian consumers’ purchasing power and, together with other factors such as government macro-economic policies measures, a high level of consumer debt and other factors that were observed in 2011, can indirectly affect our credit losses. Because the correlation between inflation and credit quality is indirect, we do not believe a quantitative analysis of inflation as it relates to credit risk would be relevant or meaningful.

We will revise our future filings to more fully describe the qualitative and quantitative and effects of inflation and interest rates on our operating expenses, as follows:

“Administrative Expenses

Administrative Expenses for the year ended December 31, 2012 were R$xxxx million, a R$xxx million increase compared to expenses of R$xxxx million for the year ended December 31, 2011, mainly due to labor cost increases tied to inflation, and the expansion of our branch network, with the addition of xxx new branches in 2012.

Salaries, benefits and social security expenses increased R$xxx million in 2012 due principally to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

The following table sets forth personnel expenses for each of the periods indicated:

For the year ended December 31
2012	2011	% Change	Change
(in millions of R$, except percentages)
Salaries ............................................................................
Social security .................................................................
Benefits............................................................................
Training ...........................................................................
Others ..............................................................................
Total................................................................................

Other administrative expenses increased R$xxx million from R$xxx million for the year ended December 31,2011 to R$xxx million for the year ended December 31, 2012. The increase was primarily due to third-party technical services, data processing, new points of sale, a growth in our customer base, which generally leads to increased spending on infrastructure and services.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached xxx% in the year ended December 31, 2012, as compared to xxx% for the year ended December 31, 2011.”

In addition, the analysis of the effects of inflation on the Bank’s operating expenses will be included in the Bank’s 2012 20F (Item 3. D. Risk Factors – “Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm business”), as follows:

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation rates, generally IPCA (the consumer price inflation) and IGP-M (the producer price inflation index).  For example, considering the amounts in 2012, each additional percentage point change in inflation  would impact our personnel and other administrative expenses by approximately R$xxx million and R$xxx million, respectively.”

Market Risk: VaR Consolidated Analysis, page 234

19. We note that your non-trading VaR estimate of interest rate risk declined from R$351.86 million as of December 31, 2010 to R$251.8 million as of December 31, 2011. Please revise your disclosure in future filings to explain the reason for this significant decline in accordance with Item 11(a)(3) of Form 20-F. Also, discuss why the interest rate risk of your balance sheet increased in 2011 as measured by the market value of equity (MVE), as disclosed on page 232, while the interest rate risk as measured by VaR declined by 27% as of period end. Please correlate these discussions with your disclosure elsewhere about the interest rate, inflation, and other measures implemented by the Brazilian Central Bank.

Response:

We acknowledge the Staff’s comment and we would like to clarify that the VaR is calculated based on a historical scenario of 520 returns. In 2010, the subprime credit crisis had a significant effect on historical returns and consequently caused the non-trading VaR to appear significantly worse in 2010 than the non-trading VaR for 2011.  In 2011, the effects of the subprime credit crisis were no longer considered in the calculation of VaR, which resulted in significant improvement of the measure for interest rate risk as of December 31, 2011.

In contrast, MVE measures the market value of all assets and liabilities on the Bank’s balance sheet based not on historical scenarios (as is the case with VaR) but rather on market forecasts. While the asset base being considered in both analyses is the same, VaR is a backward-looking measure based on a specified historical time horizon while MVE incorporates changes in our asset position based on a forward-looking approach. This difference in methodology for measuring interest rate risk, that is, the historical approach of VaR versus the forward-looking approach of MVE, explains the difference between a decline in interest rate risk as measured by VaR and an increase as measured by MVE (particularly considering the significantly higher measure of interest rate risk in 2010 using VaR due to inclusion of the effects of the subprime credit crisis as compared to 2011 when these effects were no longer considered). We will revise our future filings to distinguish more clearly how the VaR and MVE differ and how the results of VaR and MVE affect the Bank’s risk analysis vis-a-vis market disruptions and Central Bank policies regarding interest rates, inflation and other measures.

MVE and VaR are periodically calculated and observing the exposure given, are utilized as a monitoring measure for business and investment decisions, always. We note that a limit is given for MVE, and market risk has to control periodically the actual exposure of the banking book and the limit established.

We advise the Staff that the response below includes material nonpublic information that will only be made available to investors after the Bank files its annual report on form 20-F for the year ended December 31, 2012. In case this letter will become public before the Bank files such report, depending on the timing for resolution of the comments raised by the Staff, we will timely file a confidential treatment request to cover the period between this information becoming public and the actual publication of the Company’s 2012 annual audited financial statements.

“ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Market Risk

Generally

We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price and volatility risks.

•	Engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior.

•	Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the real, which involves foreign exchange rate risk.

•	Investing in subsidiaries and other companies, which subjects us to equity price risk.

•	All trading and non-trading activities, which involve liquidity risk.

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk.  We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging we have engaged in using interest rate swaps or other off-balance sheet derivative instruments.  Interest rate risk arises in connection with both our trading and non-trading activities.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business.  We maintain non-trading open currency positions arising from our investments in overseas subsidiaries (such as our Cayman Islands branch), affiliates and their currency funding.  Our principal non-trading currency exposure is the U.S. Dollar, which, as mandated by our policies, is hedged to the real within established limits.

We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.

We are also exposed to liquidity risk.  Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets.  Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities mostly in the retail banking business.

We use derivatives for both trading and non-trading activities.  Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity price risk), and to provide financial services to customers.  Our principal counterparties (in addition to customers) for this activity are financial institutions and the BM&FBOVESPA.  Our principal derivative instruments include interest rate swaps, interest rate futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, cross currency swaps, equity index futures and equity options and interest rate options.

We also use derivatives in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity.  We use interest rate and foreign exchange non-optional derivatives in non-trading activity.

We have no credit derivatives in Brazil, as there is no market for credit derivatives in Brazil.

Procedures for Measuring and Managing Market Risk

Our board of directors is responsible for establishing our policies, procedures and limits with respect to market risk, including which businesses to enter into and maintain.  The risk committee monitors our overall performance in light of the risks assumed.  Together with the local and global assets and liabilities committees, each market risk unit measures and monitors our market and liquidity risk and provides figures to the assets and liabilities committees to use in managing such risks.

Market risk is regulated and controlled through certain policies, set forth in our market and liquidity risk management policies manual (as described below), and through structures setting forth specific limits to our exposure to market risk which is based on global limits established for the entire Santander Group.  In addition, authorized products are listed and reviewed periodically.

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.

Market and Liquidity Risk Management Policies Manual

The market and liquidity risk management policies manual, or the “Manual”, is a compilation of policies that describe the control framework used by the Santander Group to identify, measure and manage market risk exposures inherent in our activities in the financial markets.  The Manual is employed for market risk management purposes at all levels in the Santander Group and within its subsidiaries (including us), providing a general and global action framework and establishing risk rules for all levels.

The Manual’s main objective is to set forth the risk level which our board of directors deems acceptable and to describe and report all risk policies and controls that our board of directors has established.  All risk managers within the Santander Group must ensure that each business activity is performed in accordance with the policies established in the Manual.  The Manual is followed in market risk decision-making in all business units and activities.

Market Risk Management Procedures

All functions developed by risk management are documented and regulated by different procedures, including measurement, control and reporting responsibilities.  Internal and external auditors audit the compliance with this internal regulation to ensure that our market risk policies are followed.

Market Risk Limit Structure

The market risk limit structure represents the Bank’ risk appetite and is aligned with  our global market risk management policies, which encompass all of our business units and serve to:

•	Identify and define the main types of risk incurred in a manner consistent with our business strategy.

•
Quantify and report to our business segments with respect to appropriate risk levels and risk profile in line with senior management’s assessment of risks to help avoid any of our business segments taking undesired risks.

•
Provide flexibility to our business segments to timely and efficiently establish risk positions responsive to market changes and our business strategies, and always within acceptable Santander Group risk levels.

•	Allow the individuals and teams originating new business to take prudent risks that will help attain budgeted results.

•	Establish investment alternatives by limiting equity consumption.

•
Define the range of products and underlying assets within each unit of treasury can operate, taking into consideration our risk modeling and valuation systems and our liquidity tools.  This will help to constrain all market risk within the business management and defined risk strategy.

Global market risk management policies define our risk limit structure while the risk committee reviews and approves such policies.  Business managers administer their activities within these limits.  The risk limit structure covers both our trading and non-trading portfolios and includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.

Limits considered to be global limits refer to the business unit level.  To date, system restrictions prevent intra-day limits.  Our business units must comply with approved limits.  Potential excesses require a range of actions carried out by the global market risk function unit including (1) providing risk-reducing suggestions and controls, which are the result of breaking “alarm” limits and (2) taking executive actions that require risk takers to close out positions to reduce risk levels.

Statistical Tools for Measuring and Managing Market Risk

Trading Activity

The trading portfolio comprises our proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices.  This portfolio also includes positions in financial instruments deriving from market-making and sales.  As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks.  We are also exposed to volatility when derivatives are used.

We actively manage market risk arising from proprietary trading and market-making activities through the use of cash and derivative financial instruments traded in over-the-counter, or “OTC”, and organized markets.  We typically hedge interest rate risk derived from market-making by buying or selling very liquid cash securities such as government bonds, or futures contracts listed at BM&FBOVESPA.

We manage foreign exchange rate risk through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross-currency swaps, FX futures at the BM&FBOVESPA and foreign exchange options.  We hedge equity price risk by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like the BM&FBOVESPA.  We hedge volatility risk arising from market-making in options and option-related products by either buying and selling option contracts listed in organized markets like the BM&FBOVESPA, or entering risk reversal transactions in the inter-bank OTC market.  We use value at risk or “VaR”, to measure our market risk associated with all of our trading activity.

VaR model.  Locally, we use a variety of mathematical and statistical models, including VaR models, historical simulations and stress testing to measure, monitor, report and manage market risk.  Such numbers, produced locally, also serve as input for global activities such as evaluations of return on risk adjusted capital, or “RORAC”, and to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval.  It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below.  Conversely, it is the figure that we would expect to exceed only 1.0% of the time, or approximately three days per year.  VaR provides a single estimate of market risk that is comparable from one market risk to the other.

Our standard methodology is based on historical simulation (521 days).  In order to capture recent market volatility in the model, our VaR figure is the maximum between the 1% percentile and the 1%

weighted percentile of the simulated profit and loss distribution.  This loss distribution is calculated by applying an exponential decline factor, which accords less weight to the observations farthest away in time.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.  Limits on VaR are used to control exposure on a portfolio-by-portfolio basis.

Assumptions and limitations.  Our VaR methodology should be interpreted in light of the limitations that (1) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (2) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

Scenario analysis and calibration measures.  Because of these limitations in VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and adopt policies and procedures in an effort to protect our capital and results of operations against such contingencies.  In order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean profit and loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables).  The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Non-trading Activities

Interest rate risk.  We analyze the sensitivity of net interest margin and market value of equity to changes in interest rates.  This sensitivity arises from gaps in maturity dates and interest rates in the different asset and liability accounts.  Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

On the basis of the positioning of balance sheet interest rates, as well as the market situation and outlook, we take financial measures to adjust the positioning to levels in line with Santander Group policies.  These measures range from taking positions in markets to defining the interest rate features of commercial products.  The measures used to control interest rate risk are the interest rate gap analysis, the sensitivity of net interest margin and market value of equity to changes in interest rates, VaR and analysis of scenarios.

Interest rate gap of assets and liabilities.  Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items.  Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities.  It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.

All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity.  In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

Net interest margin sensitivity.  The sensitivity of net interest margin measures the change in the short- and medium-term in the accruals expected over a 12-month period, in response to a shift in the yield curve.  The yield curve is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario.  The sensitivity is the difference between the two margins calculated.

Market value of equity sensitivity (MVE).  Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities.  This is an additional measure to the sensitivity of the net interest margin.

Value at risk.  The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99% and a time frame of one day.

Analysis of scenarios of stress test.  We apply three scenarios for the performance of interest rates: six standard deviations up and six standard deviations down of risk factors and one abrupt scenario in which risk factors are increased by 50% up and down from current levels.  These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.

Quantitative Analysis

Trading Activity

Quantitative analysis of daily VaR in 2012.  Our risk performance with regard to trading activity in financial markets during 2012, measured by daily VaR, is shown in the following graph.

* Date format used is day/month/year.

VaR during 2012 fluctuated in a range between R$ 9 million and R$ 38 million.  The VaR variance shown in the chart above was mainly due to changes of positions taken by trading book during 2012.

As observed in the histogram below, the VaR maintained a range between R$13 million and R$29 million on 80% of days in 2012.

Histogram of Risk – VaR (in millions of R$)

Risk by factor.  The minimum, maximum, average and year-end 2012 risk values in VaR terms were as follows:

	Minimum	Average	Maximum	Last
	(in Millions of R$)
Total Trading
Total VaR	9.06	20.76	38.37	21.63
Diversification Effect	(0.12)	(9.69)	(45.61)	(6.74)
IR VaR	8.04	16.38	37.08	21.39
Equity VaR	0.96	6.63	23.10	3.28
FX VaR	0.18	7.44	23.80	3.71

The average VaR for 2012 was R$20.8 million, a little bit lower than 2011 average due to the low market volatility in 2012.

The average risk of the three main risk factors, interest rates, equity price and exchange rates, were R$16.4 million, R$6.6 million and R$7.4 million, respectively, with a negative average diversification effect of R$9.7 million.  The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices.

* Date format used is day/month/year.

Risk Statistics in 2012

Risk management of structured derivatives.  Our structured derivatives activity (OTC) is mainly focused on structuring investment and hedging products for customers.  These transactions include options on FX equities, currencies, fixed-income instruments and mostly market making books.

Scenario analysis.  Different stress test scenarios were analyzed during 2011.  A scenario of correlation break, generated results that are presented below.

Worst Case Scenario

The table below shows, on December 30, 2011, the maximum daily losses for each risk factor (fixed-income, equities and currencies), in a scenario which uses historical volatilities and  simulates variations of the risk factors of +/-3 and +/-6 standard deviations on a daily basis.  From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor.  The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test

	Fixed Income	Equity	FX	Total
	(in Million of R$)
Total Trading	(58.51)	(10.67)	(9.57)	(78.75)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$78.8 million.

Non-trading Activity

Asset and liability management.  We actively manage the market risks inherent in the banking book, mostly retail banking.  Management addresses the structural risks of interest rates, liquidity and exchange rates.

The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.

The financial management area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate.  For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue and the sensitivity of the economic value.

The global financial management area manages structural risk on a centralized basis.  This allows the use of homogenous methodologies, adapted to each local market where we operate.  In the euro-dollar area, the financial management area directly manages the risks of our parent and coordinates management of the rest of the units that operate in convertible currencies.  There is a local team in Santander Brasil that manages balance sheet risks under the same frameworks, in coordination with the global financial management area.  The asset and liability committees of each country and, when necessary, the markets committee of our parent are responsible for risk management decisions.

Quantitative Analysis of Interest Rate Risk in 2012

Convertible Currencies

At the end of 2012, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the local yield curve was R$272 million.

In addition, at the end of 2012, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,532 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities in December 31, 2012 (in millions of R$).

Structural Gap	Total	01-Month	1-3 Months	3-6 Months	6-12 Months	1-3 Years	3-5 Years	>5 Years	Not Sensitive
Money Market	173,228	71,230	6,502	8,595	13,671	32,259	19,239	20,724	1,007
Loans	187,369	31,776	22,615	33,875	31,738	45,509	9,363	6,437	5,911
Permanent	24,619	0	0	0	0	0	0	0	24,619
Other	90,984	41,788	0	0	0	0	0	0	49,196
Total Assets	476,200	144,794	29,117	42,469	45,409	77,767	28,603	27,162	80,734

Money Market	(182,984)	(139,573)	(1,192)	(3,164)	(4,428)	(10,883)	(10,773)	(12,970)	–
Deposits	(124,726)	(71,212)	(991)	(518)	(17,439)	(33,244)	(813)	(275)	(234)
Equity and Other	(168,489)	(45,085)	(7,276)	(3,962)	(1,433)	(5)	–	–	(110,728)
Total Liabilities	(476,200)	(255,870)	(9,459)	(7,644)	(23,300)	(44,133)	(11,587)	(13,245)	(110,962)

Balance Gap	–	(111,076)	19,658	34,825	22,109	33,635	17,016	13,917	(30,228)

Off-Balance Gap	–	16,437	(4,419)	2,455	1,574	(6,920)	(6,905)	(2,223)	–

Total Structural Gap	–	(94,639)	15,240	37,280	23,683	26,715	10,111	11,694	(30,228)

Accumulated Gap	–	(94,639)	(79,399)	(42,119)	(18,436)	8,279	18,390	30,084	(145)

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of  the net margin to a parallel movement of 100 basis points, increased R$ 9 million along 2012, obtaining the maximum level of R$ 272 million in December. The sensitivity of the market value increased R$41 million during 2012, obtaining the maximum level of R$ 1,593 million in July .The main occurrences during the year of 2012 that influenced this growth of sensitivity, were the growth of the loans portfolio (increasing MVE in R$ 84 million), the duration increase of pre-fixed Brazilian sovereign bonds (increasing MVE in R$ 94 million) and sale of 181.420 contracts of DI futures - Cash Flow Hedge (creasing MVE in R$ 144 million).

The following chart shows our net interest margin, or “NIM”, and equity, or “MVE”, sensitivity during each month in 2012.

Interest Rate Risk Profile at December 31, 2012

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2012 (in millions of R$).

Gaps in Local Currency	Total	01-Month	1-3 Months	3-6 Months	6-12 Months	1-3 Years	3-5 Years	>5 Years	Not Sensitive
Money Market	139,873	59,564	6,375	8,428	12,469	27,332	14,960	10,043	703
Loans	163,888	28,997	19,877	25,915	27,441	41,039	8,608	6,172	5,693
Permanent	24,450	–	–	–	–	–	–	–	24,450
Others	49,359	238	–	–	–	–	–	–	49,121
Total Assets	377,570	88,799	26,252	34,343	39,910	68,371	23,568	16,215	79,966

Money Market	(147,046)	(134,276)	(806)	(1,986)	(2,484)	(3,324)	(2,282)	(1,887)	–
Deposits	(122,668)	(70,214)	(125)	(369)	(17,439)	(33,244)	(786)	(257)	(234)
Equity and Other	(112,810)	(4,401)	–	–	–	–	–	–	(108,409)
Total Liabilities	(382,523)	(208,892)	(931)	(2,355)	(19,923)	(36,568)	(3,068)	(2,144)	(108,643)

Off-Balance Gap	4,932	20,744	(3,176)	2,844	1,739	(8,863)	(6,171)	(2,184)	–

Gap	(22)	(99,348)	22,145	34,832	21,725	22,940	14,329	11,887	(28,677)

Gaps in Foreign Currency	Total	01-Month	1-3 Months	3-6 Months	6-12 Months	1-3 Years	3-5 Years	>5 Years	Not Sensitive
Money Market	33,355	11,667	127	166	1,202	4,927	4,280	10,682	305
Loans	23,481	2,779	2,738	7,959	4,297	4,470	755	265	218
Permanent	169	–	–	–	–	–	–	–	169
Others	41,625	41,550	–	–	–	–	–	–	75
Total Assets	98,630	55,995	2,865	8,126	5,499	9,397	5,034	10,946	767

Money Market	(35,938)	(5,297)	(385)	(1,178)	(1,944)	(7,560)	(8,491)	(11,083)	–
Deposits	(2,058)	(998)	(866)	(149)	–	–	(27)	(18)	–
Equity and Other	(55,679)	(40,684)	(7,276)	(3,962)	(1,433)	(5)	–	–	(2,319)
Total Liabilities	(93,676)	(46,979)	(8,528)	(5,289)	(3,377)	(7,565)	(8,518)	(11,101)	(2,319)

Off-Balance Gap	(4,932)	(4,307)	(1,242)	(388)	(164)	1,943	(734)	(39)	–

Gap	22	4,709	(6,905)	2,448	1,958	3,775	(4,218)	(194)	(1,552)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31st, 2012 and December 30th, 2011, broken down by trading and structural (non-trading) portfolios, is set forth below.  The VaR data for trading and non-trading portfolios of Santander Brasil were summed and does not reflect the diversification effect.

	At December 31st
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	9.06	20.8	38.4	21.6	19.4
Non-trading	211.9	282.0	338.2	295.5	251.8
Diversification effect	–	–	–	–	–
Total	220.9	302.7	376.6	317.1	271.2

Note:  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below.

Interest Rate Risk

	At December 31st
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	8.0	16.4	37.1	21.4	18.6
Non-trading	211.9	282.0	338.2	295.5	251.8
Diversification effect	–	–	–	–	–
Total	219.9	298.3	375.3	316.9	270.4

Note:  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	At December 31st
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	0.2	7.4	23.8	3.7	1.7
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	–	–	–	–	–
Total	0.2	7.4	23.8	3.7	1.7

Note:  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	At December 31st
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	1.0	6.6	23.1	3.3	4.8
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	–	–	–	–	–
Total	1.0	6.6	23.1	3.3	4.8

Note:  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below.

	At December 31st
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	8.0	16.4	37.1	21.4	18.6
Exchange rate risk	0.2	7.4	23.8	3.7	1.7
Equity	1.0	6.6	23.1	3.3	4.8
Total Trading	9.1	20.8	38.4	21.6	19.4

Non-Trading
Interest rate	211.9	282,0	338.2	295.5	251.8
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total Non-Trading	211.9	282.0	338.2	295.5	251.8
Total (Trading + Non-Trading)	220.9	302.7	376.6	317.1	271.2

Interest rate	219.9	298.3	375.3	316.9	270.4
Exchange rate	0.2	7.4	23.8	3.7	1.7
Equity	1.0	6.6	23.1	3.3	4.8

Note:  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Consolidated Balance Sheets, page F-5

20. We note your disclosure of Cash and balances with the Brazilian Central Bank within your Consolidated Balance Sheets. Based on your disclosure within the Consolidated Cash Flow Statements and Notes 4 and 5.a, you indicate that this amount excludes a portion of your cash and cash equivalents and includes amounts in the form of money market investments that are not cash equivalents and amounts that are regarded as restricted use. Given that paragraph 54(i) of IAS 1 requires presentation of cash and cash equivalents as a separate line item within the statement of financial position, please tell us how you determined your presentation was transparent and appropriate based on that guidance. Additionally, please revise your disclosure in future filings to include a reconciliation of cash and cash equivalents reported in the Balance Sheets to the amount of cash and cash equivalents reported in the Cash Flow Statements. Finally, consider presenting your unrestricted cash and cash equivalents as a separate line item within your Cash Flow Statements and Balance Sheets. Refer to paragraphs 45 and 48 of IAS 7.

Response:

We respectfully inform the Staff that we reviewed our disclosure and we present the main components of cash and cash equivalents at the bottom of the statement of cash flows, which also refers to notes 4 and 5, explaining the items considered as cash and cash equivalents, as shown below. In addition, in note 4 we present a footnote explaining we have deposits with the Brazilian Central Bank, which cannot be used freely by Banco Santander, in accordance with paragraph 48 of IAS 7, so these amounts are not considered as cash and cash equivalents.

In order to address paragraph 45 of IAS 7, as currently we do not present cash and cash equivalents as a separate line item in the balance sheet, we present the components of cash and cash equivalents and the reconciliation to line items reported in the balance sheet in the statement of cash flows, as shown below:

	Note		2011	2010	2009
Cash and cash equivalents components			(thousands of Brazilian reais - R$)
Cash	4		3,542,707	3,158,003	3,630,669
Loans and other	5.	a	5,474,700	6,188,896	15,099,734
Total of cash and cash equivalents			9,017,899	9,346,899	18,730,403

The details on the breakdown of cash and cash equivalents of Banco Santander presented in notes 4 and 5 are shown below:

Note 4	2011	2010	2009
	(thousands of reais)
Cash and cash equivalents	3,542,707	3,158,003	18,730,403
Of which	–	–	–
Cash	3,542,707	3,158,003	3,630,669
Money market investments(1)	–	–	15,099,734
Money market investments(2)	17,607,917	12,456,450	–
Central bank compulsory deposits(3)	44,787,379	41,185,698	8,538,609
Total	66,938,003	55,800,151	27,269,012

1.	Includes securities purchased under agreements to reset short term and present insignificant set of changes in value.

2.	Includes securities purchased under agreements to reset long term and not considered cash equivalents.

3.
Central bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Brazilian Central Bank based on a percentage of deposits received from third parties, regarded as restricted use of resources.

Note 5: Loans and amounts due from credit institutions:	2011	2010	2009
Classification:	(thousands of reais)
Financial assets held for trading		47,662	67,170
Other financial assets at fair value through profit or loss	60,813	292,034	1,907,265
Loans and receivables	19,628,861	22,658,520	24,228,143
Of which
Loans and amounts due from credit institutions, gross	19,690,528	22,568,520	24,228,143
impairment losses (note 9c)	(61,667)	—	—
Loans and amounts due from credit institutions, net	19,689,674	22,998,216	26,202,578
Loans and amounts due from credit institutions, gross	19,751,341	22,998,216	26,202,578

Type:
Time deposits(2)	7,136,037	9,110,447	9,945,047
Reverse repurchase agreements(1)(2)	1,039,551	599,999	6,160,397
Escrow deposits	6,868,943	7,316,926	6,192,292
Cash and Foreign currency investments(2)	4,247,179	5,826,715	3,493,254
Other accounts	459,631	144,129	411,588
Total	19,751,341	22,998,216	26,202,578

Currency:
Brazilian Real	15,067,109	17,412,613	20,775,625
US dollar	4,300,075	5,100,831	5,086,320
Euro	354,078	455,831	293,329
Pound sterling	4,519	3,046	14,729
Other currencies	25,560	25,895	32,725
Impairment losses	–	–	(150)
Total	19,751,341	22,998,216	26,202,578

1.	Collateralized debt instruments

2.	Includes 858,474,700 thousand (2010 – 858,156,498 thousand) of short-term transactions and the rest of change in value, considered cash equivalents

In addition, we reviewed our disclosure against the public disclosure of the leading public Brazilian and foreign banks, and many of them do not present cash and cash equivalents as a separate line item as required by IAS 1.

We believe that presenting cash and cash equivalents as a separate line item would detract from the comparability of our balance sheet with these banks because part of our balance of cash and balances with the Brazilian Central Bank and loans and amounts due from credit institutions is allocated in this line of the balance sheet.

h) Impairment of financial assets, page F-21

23. You disclose the amount of financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to your financial statements taken as a whole. Please tell us how you calculated that such renegotiated loans were not material, and tell us whether you considered the amount of such renegotiated loans as a percent of total nonperforming or impaired loans. Additionally, tell us and consider disclosing the amount of loans, by loan class, which have been renegotiated during the periods presented, and summarize the terms that are typical to such renegotiated loans.

Response:

We acknowledge the Staff’s comment and we would like to clarify that the last sentence of the text was not appropriate and will be eliminated in future filling, because the renegotiated loans portfolios are material and are in fact considered in our credit analysis.

In addition, in future filings we will insert a table with the amount of loans by loan class which have been renegotiated (see section “Selected Statistical Information” – “Renegotiation Portfolio”.

The following table shows the amount of loans by loan class which have been renegotiated at December 31, 2011.

2011
(in millions of R$)
Renegotiated loans by loans class

Commercial, financial and industrial	3,995
Installment loans to individuals	3,689
Lease financing	41
Total	7,725
Allowances for loan losses	3,922
Coverage ratio	50.7%

We will further revise the disclosure presented in Note 2.h. ” Impairment of financial assets” of the Financial Statements under IFRS in future filings, as shown below:

“Balances are deemed to be impaired, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding. ~~The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Bank’s financial statements taken as a whole~~.”

a. Specific allowance, page F-21

24. We note your disclosure that based on certain rules, you calculate the minimum allowance requirements, and you evaluate the need for further provision, as considered necessary, following the requirements of IAS 39. Tell us and revise your future filings to clearly identify the authoritative guidance on which the minimum allowance requirements are based. Please tell us, and revise your disclosure in future filings to address the following:
•	Whether there are situations where you would record less provision than the minimum allowance requirement in order to comply with IAS 39.

•	How utilizing the minimum allowance requirement as a starting point for your provision complies with paragraphs 63 – 64 and AG84 – AG92 of IAS 39 in terms of both timing and amount.

•	How you identify and evaluate any differences between the minimum allowance requirements and your impairment losses on loans calculated on a basis that is consistent with IFRS as issued by the IASB.

Response:

We respectfully inform the Staff that the text was not consistent with how the Bank determined allowance for loan losses. The Bank records its allowance for loans losses according to the criteria set forth by IAS 39 and understands that these criteria are adequate to cover the Bank’s impairment losses.

We will revise the relevant disclosure identified on page F-23 of our 20-F in future filings to improve the understanding of how the Bank determined allowance for loan losses as follow:

“b. Allowance for ~~incurred~~ loan losses ~~not specifically identified:~~

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment.

Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers  the conditions of the borrower  , such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

•           Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•           Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•           Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process, and also the timing of delinquency.

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.”

b. Allowance for incurred losses not specifically identified, page F-22

25. Your disclosure indicates that you include indirect costs arising from the recovery process in your loss given default calculation. Please tell us what accounting guidance you considered when determining that indirect costs should be included in this measure, and tell us the nature and amount of the indirect costs included.

Response:

We respectfully inform the Staff that the text was not consistent with the Bank’s accounting.  We would like to clarify that our loss given default is calculated by including only the direct costs, but not indirect costs, associated with the recovery process. In future filings, we will revise the relevant disclosure as shown below:

“LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the loan ~~transaction~~, the income and expenses associated with the recovery process, ~~and all indirect costs linked to the collecting activity~~.”

s) Share-based compensation, page F-25

Settlement in shares, page F-25

28. Your disclosure indicates that at the beginning of the plan, you make an estimate of the likely amount of options to be granted and the fair value amount is recorded in personal expenses and equity throughout the vesting period. As this disclosure appears to be related to executive or employee compensation, it is unclear why you make an estimate at the beginning of the plan rather than measuring fair value at the grant date. To that end, it is also unclear why you make an estimate of the likely amount of options to be granted rather than measuring the options that are granted. Please clarify these matters within your disclosure in future filings, and tell us how your policy complies with paragraphs 11-12 of IFRS 2 as it relates to the measurement of equity-settled share-based payment compensation to your employees.

Response:

We acknowledge the Staff’s comment and we would like to clarify that for equity-settled share-based compensation, the Bank follows the requirements of paragraphs 11-12 of IFRS 2 to measure the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank follows the requirements of paragraphs 19-21 of IFRS 2 related to the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

We will revise our future filings to improve the understanding of our current practice as follows:

“Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest ~~in order to consider the service conditions for~~

~~each plan~~. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest ~~based on the parameters of the vesting conditions~~.”

29. As a related matter, please revise your disclosure in future filings to clarify how you consider vesting conditions for purposes of measuring and recording equity-settled share-based payment compensation to your employees. Refer to paragraphs 19 and 20 of IFRS 2.

Response:

We acknowledge the Staff’s comment and we would like to clarify that for equity-settled share-based compensation, the vesting conditions of the grant depend on service conditions (remaining employed by the Bank for a certain period), performance conditions (the Bank achieving certain performance targets relating to, among others, total shareholder return, return on risk adjusted capital and budget performance) and market conditions (relating to the trading price of the Bank’s shares). For purposes of measuring the fair value of equity instruments granted in each plan and recording the personnel expenses, the Bank follows the requirements of paragraphs 19-21 of IFRS 2, which is described in details in the response to the comment 28 above.

We will revise our future filings to improve the understanding of our current practice and terms of vesting conditions as follows:

“Share-based compensation

The Bank has long-term compensation plan with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant remains employed with the Bank during the term of the Plan for their rights to vest; (2) performance conditions, since the number of Units that ultimately vest ~~exercisable by the participants~~ will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. These compensation plans are measured and recorded in accordance with IFRS 2 - "Share-based payment". The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value. ~~In order to recognize the personnel expenses against equity reserves, for plans settled in equity, throughout the vesting period, reflecting the period as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest in order to consider the service conditions for each plan. Periodically, the Bank reviews the estimate of the number of equity instruments expected to vest based on the parameters of the vesting conditions.”~~

Settlement in cash, page F-25

30. Your disclosure indicates that at the beginning of the plan, you make an estimate of the likely amount of shares that will hypothetically be received by your executives. Your disclosure implies that you account for your cash-settled share-based payment transactions with employees on a hypothetical basis. Please tell us and consider revising your disclosure in future filings to clarify whether this is true, and if so, clarify how your accounting complies with IFRS 2. Specifically, address whether you recognize the services received in a share-based payment transaction when/as you receive the services, and explain how you determine that to be the case. Clarify whether you measure the services and the liability at fair value at the end of each reporting period and at the date of settlement, until the liability is settled. Refer to paragraphs 7 and 30 of IFRS 2.

Response:

We acknowledge the Staff’s comment and we would like to clarify that for cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the services received and the corresponding liability incurred at the fair value of the share appreciation rights at the grant date and, until the liability is settled, the Banks remeasures the fair value of the liability at the end of each reporting period, with any changes in fair value recognized in personnel expense for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognize the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

We will revise our future filings to improve the understanding of our current practice as follows:

“Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the services rendered and the corresponding liability incurred at the fair value of the share appreciation rights ~~liability~~ at the grant date and until the liability is settled, the Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognize the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.”

9. Loans and advances to customers, page F-34

d) Impaired assets, page F-35

31. We note your tabular disclosure of impaired loans classified by age of the oldest past-due amount. In accordance with the guidance in paragraph 37(a) of IFRS 7, please revise your disclosure in future filings to include an analysis of the age of loans that are past due as of the end of the reporting period but not impaired. You may want to consider an aging analysis that is disaggregated into various categories (e.g., less than 3 months past due, 3 to 6 months past due, 6 to 12 months past due, etc.) similar to the categories that you utilize for impaired loans for purposes of this revised disclosure.

Response:

We respectfully inform the Staff that all loans that are past-due in excess of 90 days, regardless of the existence of collateral, are classified as impaired. Regarding to past due loans as of the end of the reporting period but not impaired.

We will clarify the disclosure in our future filings to indicate that these loans as demonstrated below (the complete disclosure of impaired loans, please see on Consolidated Financial Statements “Note 2. Accounting Policies – H. Impairment of financial assets”):

	IFRS At December 31,
	2012	% of Total Loans	2011	% of Total loans
	(in millions of R$)
Commercial and industrial	X	X	3,467	22.0%
Mortgage loans	X	X	2,975	18.9%
Installment loans to individuals	X	X	8,223	52.3%
Lease financing	X	X	1,056	6.7%
Total(1)	X	X	15,721	100.0%

1.	Refers only to past due loans between 1 and 90 days.

32. Please tell us and revise your future filings to discuss the reasons for the significant increase in your impaired loans with no past-due balance or less than three months past due. Identify the loan categories in which this increase is concentrated.

Response:

We acknowledge the Staff’s comment and we would like to clarify that the increases shown in this range “with no past-due balance or less than three months past due,” were related to the renegotiation of loans and included loans which terms were extended and/or modified to permit its receipt under conditions agreed with borrowers, including renegotiated loans previously charge-off (please see table of the Bank’s renegotiated loans by customer type set forth in response to comment 23 above).

The R$2,478 million increase was comprised primarily of “installment loans to individuals,” which accounted for R$916 million of the increase, especially in products related to individual consumers, such as for personal loans, credit cards and payroll loans and an increase of R$1,562 million in the commercial, financial and industrial lending portfolio.  The increase in past-due loans in individual consumer loan portfolio reflected ongoing challenges for Brazilian families to service rapidly growing household debt as consumer credit became more readily accessible beginning 2011 and the increase in the commercial, financial and industrial loan portfolio reflects difficulties experienced by our industrial clients in meeting their debt obligations due to increased production costs that they have been unable to reflect in their product pricing. We will revise our future filings to more clearly describe the loan categories in which our past due balances are concentrated as shown in the table setting forth the Bank’s renegotiated portfolio by customer type set forth in response to comment 23 above.

23. Tax assets and liabilities, page F-51

34. It is unclear how your statutory income tax expense (i.e., the product of accounting profit multiplied by the applicable tax rate(s)) is reconciled to your tax expense. Specifically, it is not clear which permanent differences and adjustments should be added and which should be deducted from statutory income tax expense in order to arrive at the tax expense recorded in your income statement. Please revise your disclosure in future filings to more clearly reconcile these amounts. Your revised tabular disclosure should include the reconciling item related to the R$1,646 million tax effect of the economic hedge to your investment in the Cayman Islands as disclosed on page 114. Refer to paragraph 81(c) of IAS 12.

Response

We acknowledge the Staff’s comment and we will revise our future filings to present on “Item 5. Operating and Financial Review and Prospects – A. Operating Results” of 20-F  the tax effect of the economic hedge for our investment in the Cayman Islands as shown in the text and table below:

“Hedging on Investments Abroad

We operate a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real in foreign investments is nontaxable (deductible). This tax treatment results in volatility in the income tax line on our income statement.  This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is the Bank´s strategy to protect the after-tax results.

The reconciliation of the Bank’s effective a tax rate to the statutory rate is set forth on note 23b to the consolidated financial statements.

“Results of Operations

Income Taxes

Income tax expense includes: Income tax, social contribution, Pis and Cofins (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$XXX million December 31, 2012, a R$XXX million decrease from R$XXX million December 31, 2011. The are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.”

In addition, we will present on Consolidated Financial Statements “Note 23. Tax Assets and Liabilities – A. Income and Social Contribution Taxes” as shown in the underlined footnote:

	2012	2011	2010
	(thousands of reais)
Operating profit before tax, net of profit sharing	X	8,910,536	9,996,503
Interest on capital(1)	X	(1,550,000)	(1,760,000)
Unrealized profits	X	(914)	(6,614)
Income before taxes	X	(7,359,622)	8,229,889
Rates (25% income and contribution tax and 15% social contribution tax)	X	(2,943,849)	(3,291,956)
PIS and COFINS (net of income and social contribution taxes)(2)	X	(1,037,570)	(856,107)
Permanent differences:
Equity in subsidiaries	X	21,686	17,577
Goodwill(3)	X	1,241,381	1,391,527
Exchange variation – foreign branches(4)	X	767,921	(196,941)
Adjustments:
Constitution of income and social contribution taxes on temporary differences	X	602,394	165,083
Effects of change in rate of social contribution of taxes	X	9,439	19,911
Other adjustments	X	183,915	136,977
Income and social contribution taxes	X	(1,154,683)	(2,613,929)
Of which
Current tax	X	(2,732,999)	(2,501,876)
Deferred taxes	X	1,578,316	(112,053)
Taxes paid in the year	X	(1,932,317)	(1,043,419)

1.
Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.

2.	PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

3.
The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent nature and definitive, since the possibility of future use of resources to settle a tax liability is considered remote by the Administration in this case the possibility of loss on impairment or disposal only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore, amortization of goodwill tax creates a permanent differences and there is not record of the deferred tax liability (note 46).

4.	Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/deductible.

5.	Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

25. Valuation adjustments, page F-53

35. We note your disclosure that valuation adjustments include the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets. In order to increase the transparency of this disclosure, please consider quantifying your cumulative valuation gains and cumulative valuation losses for both debt instruments and equity instruments classified as available-for-sale as of the balance sheet date. To the extent you have unrealized losses that are material to your results of operations, consider providing a breakdown of these losses to give the reader a better understanding of how long these securities have been in an unrealized loss position.

Response:

In response to the Staff’s comment, we propose to revise the relevant disclosure in future filings and include a disclosure similar to the disclosure shown below (to the extent such disclosure is still appropriate):

“25. Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items based on their nature.
It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Valuation adjustments as follows:

• Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

• Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

• Amounts transferred to the initial carrying amount of hedged items: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

• Other transfers: This includes the amount of the transfers made in the year between the various valuation adjustment items.

In the Consolidated Statements of Comprehensive Income the amounts in "Valuation adjustments" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)           Available-for-sale financial assets

Valuation adjustments—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at December 31, 2012, 2011 and 2010 is as follows:

	December 31, 2012				December 31, 2011
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
(In Thousands of Reais)
Debt Instruments
Government debt securities	x	x	x	x	x	x	x	x
Private-sector debt securities	x	x	x	x	x	x	x	x
Equity instruments	x	x	x	x	x	x	x	x
Domestic

of which:
Listed	x	x	x	x	x	x	x	x
Unlisted	x	x	x	x	x	x	x	x
Total	x	x	x	x	x	x	x	x

December31, 2010
	Revaluation Gains	Revaluation Losses	Net Revaluation Gains/ (Losses)	Fair Value
In Thousands of Reais
Debt Instruments
Government debt securities	x	x	x	x
Private-sector debt securities	x	x	x	x
Equity instruments	x	x	x	x
Domestic

of which:
Listed	x	x	x	x
Unlisted	x	x	x	x
Total	x	x	x	x

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and  analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument being evaluated are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instrument that have suffered losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be decreased.

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written down to its fair value.

b) Cash flow hedges

Valuation adjustments—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 8).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 8).

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (see Note 2.a).

The Bank has recorded a transaction of investment hedge on its investment in Santander EFC, an independent subsidiary in Spain.” Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

d) Hedges of net investments in abroad operations and Translation adjustments investment abroad

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 8).

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (see Note 2.a).

The Bank has recorded a transaction of investment hedge on its stake in Santander EFC, an independent subsidiary in Spain.”

44. Risk management, page F-76

b.3) Observed loss: measures of cost of credit, page F-79

36. We note your disclosure that the cost of credit is mainly measured by performance indicators such as the variation in the provision for credit losses, nonperforming loans in the process of recovery and net credit written off as losses. We also note your disclosure on page F-81 that includes your cost of credit ratio expressed as a percentage of risk. For transparency purposes, please revise your disclosure in future filings to quantitatively show how your cost of credit ratio is calculated and how you use it, and discuss any limitations to its usefulness. To the extent that the ratio is not based upon amounts that are consistent with amounts presented under IFRS, please tell us how you considered whether this represents a non-GAAP measure pursuant to Item 10(e) of Regulation S-K.

Response

We respectfully inform the Staff that the disclosure explaining the cost of credit was not appropriate.  In future filings, we will revise the relevant disclosure as shown below:

“The cost of credit is measured by the sum of credit losses of this reported period to the average loans portfolio of this reported period”.

This indicator is used to evaluate the cost associated with credit transactions and evaluation of profitability of the loans portfolio, relating the result of the cost of credit to margins and lending commission (spread).

Structural liquidity management, page F-85

37. You disclose on page F-86 that based on stress test results, a minimum liquidity buffer is maintained. In your future filings, please revise your disclosure here or elsewhere in your filing where appropriate to include the amount and types of financial instruments that comprise the liquidity buffer. To the extent that there are significant fluctuations in your liquidity buffer during the periods presented, disclose the weighted average amount in addition to period-end balances.

Response:

We acknowledge the Staff’s comment and respond as follows:

•
Our asset and liability management strategy is determined by the Asset and Liability Management Committee, or “ALCO”, which operates under the strict guidelines and procedures established by the Santander Group. The ALCO establishes our funding strategy, structural balance sheet interest rate position and capital management.

•
In accordance with the Santander Group´s model, all subsidiaries have to be self-funded in terms of liquidity and capital. In addition, our general asset and liability management policy is to maintain a close match of maturity, interest rate and currency exposures. Subject to our internal risk management policies we aim to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business and market opportunities as they arise.

•
It is important to notice that most of our liquidity is raised in the local market and we maintain a portfolio of high quality assets for liquidity management. Our liquidity buffer is comprised of liquid assets including cash and demand deposits (around 35% of our liquidity buffer) , public bonds , repurchase agreements on public bonds and reverse repurchase agreements involving public bonds (around 65% of our liquidity buffer ).

•
We control, manage and review our liquidity, analyzing current and expected levels of liquidity, structuring the sources of financing to achieve an optimal diversification in terms of maturities, instruments, currencies, markets as well as setting forth contingency plans.

Form 6-K filed October 25, 2012

Interim Consolidated Financial Statements for the Period Ended September 30, 2012
Prepared in Accordance with International Financial Reporting Standards (IFRS)

Appendix II. Performance Review, page 33

Provision for impairment of loans and advances, page 34

38. We note that your impairment losses on loans increased from R$7,062 million during the nine months ended September 30, 2011 to R$11,675 million during the nine months ended September 30, 2012. Since the increases in impairment losses appear to reflect significant changes in your credit quality, please tell us and revise your disclosure in future interim filings to include a discussion of this trend, including the underlying changes in the credit quality of your loan portfolio. In future interim filings as well as your response, consider addressing, on a quantitative and qualitative basis, nonperforming loan ratio trends, charge-off trends, 90 days past due statistics, changes in underwriting standards, and any other material factor that is an underlying reason for the increase in your impairment losses.

Response:

At the end of 2011, the Bank expected improvements in default rates in 2012 in response to measures adopted by the Brazilian government (principally, reductions in the base lending rate).  However, the market has responded slowly to these measures due to, in the case of loans to individuals, difficulties for Brazilian families to service their household debts after assuming a high level of credit once consumer credit became widely available, and, in the case of loans to industrial clients, their inability to pass on the cost of production increases in their product pricing.

During the nine months ended September 30, 2012, the Bank verified the same trend observed in 2011, related to increase in its impaired assets, in this period, the Bank’s impaired assets ratio increased from 6.6% at September 30, 2011 to 7.7% at September 30, 2012. (an increase of 106 basis points).

We will revise our future disclosure on Performance Review to include a discussion of the underlying changes in the provision for impairment of loans and advances as follow:

“The impaired assets amounted R$xxx (R$12,328 in September 30, 2011) increased R$xxx million, or xxx%, compared to September 30, 2011, the provision for impairment losses, including the total revenue recovery, totaled R$xxx (R$10,969 in September 30,2011), increased R$xxx or xxx% compared to September 30, 2011. In addition, the Bank recovered R$1,072 of loans previously charged off in nine months.”

To mitigate the impacts of default rate we revised during 2012 our underwriting standard to put in place more strict guidelines for new loan origination and implemented new policies for maintaining and managing existing clients. New measures were also implemented in our collection processes.  We believe the results of our revised underwriting standards and collection processes will not be evident until subsequent periods, as evident by increased levels in the allowance for loan losses, which increased proportionate to the increase in our default rate.

This fact increases our understanding regarding our  the estimation methodology to estimate for loan losses and capture any trends of possible loans that may become as impaired, because despite of increase of default rate the  level of the coverage ratio, which is 85%, is the same in September 2012 and in December 2011, which is appropriate for the existing portfolio.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower ~~counterparty~~ failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

Finally, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance fully cover our loan losses, Thus, the Bank understands that it loan loss allowance methodologies has been developed to fit its risk metrics and capture loans that could potentially become impaired.

We will revise our future disclosure to include a discussion of the underlying changes in the credit quality of our loan portfolio as follow:

“During the nine months ended September 30, 2012, the Bank verified the same trend observed in 2011, related to increase in its impaired assets, the Bank’s impaired assets ratio increased from 6.6% at September 30, 2011 to 7.7% at September 30, 2012. (an increase of 106 basis points),

The impaired assets amounted R$15,982 (R$12,328 in September 30, 2011) increased R$3,653 million, or 29.6%, compared to September 30, 2011, the provision for impairment losses, including the total revenue recovery, totaled R$13,648(R$10,969 in September 30,2011), increased R$2,679 or 24.4% compared to September 30, 2011 .In addition, were recovered R$1,072 of loans previously charged off in nine months.

Non-performing assets to commercial, financial and industrial loans portfolio on September 31, 2011 increased R$2,195 million, or 28.7%, compared to September 31, 2012, mainly due to the slowdown in the domestic economy, caused by the financial crisis in Europe, weak export performance and increased of production costs for industrial clients (and others)  , which costs were not fully reflected in their product pricing, which reduced these clients’ profitability and their capacity to service their debt obligations.

Non-performing assets to installment loans to individuals increased R$1,458 million, or 31.0%, at September 31, 2011 compared to September 31, 2012, primarily due to the increased of household debt of Brazilian families combined with the increased of inflation rate (IPCA), which reached 5.84% in the year, occasioned financial difficulties for the prompt payment of financial obligation for this audience.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD”( the probability of the borrower failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

Finally, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.”

* * * *

In addition, as requested, we acknowledge that:

•	Santander Brasil is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander Brasil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 20-F for the year ended December 31, 2012. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +55-11 3553-3300.

Banco Santander (Brasil) S.A.

By:	/s/ Carlos Alberto Lopéz Galán
Name: Carlos Alberto Lopéz Galán
Title: Vice-President Executive Officer

By:	/s/ Reginaldo Antonio Ribeiro
Name: Reginaldo Antonio Ribeiro
Title: Executive Officer